Via Facsimile and U.S. Mail
Mail Stop 6010

March 30, 2006

Mr. John M. Hughes
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tysons Boulevard
Suite 1300
McLean, VA 22102

> **Re:** **Alion Science and Technology Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed January 31, 2006**
> **File No. 333-89756**

Dear Mr. Hughes:

We have reviewed your March 13, 2006 response to our February 28, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Management's Discussion and Analysis
Liquidity and Capital Resources, page 47
Covenants, page 52

1. Refer to your response to our comments 3 and 4. Please confirm that you will present the disclosure provided in your responses in future filings.

Summary of Critical Accounting Policies
Revenue Recognition, page 59

2. Refer to your response to our comment 5. As you state in your response that the cumulative effect of revised estimates were immaterial, please confirm that you will provide this disclosure in future filings. In addition, confirm that you will disclose in future filings that the company had no cost overruns that had a material adverse effect on the financial performance in either of the periods presented as noted in your response.

3. Clarify to us where you classified on the statement of operations the $3.6 million in anticipated losses related to your CATI contracts acquired in 2005.

Note 12. Stock Appreciation Rights, page 87
Note 13. Phantom Stock Program, page 88

4. We note your response to our comments 8 and 9 and we reissue our comments. Please provide us, in disclosure type format, all the disclosures required by FAS 123 such as the weighted average exercise prices of options exercised and forfeited during the year. Provide the significant assumptions used during the year to estimate the appraised values of options, including the following weighted-average information: (1) risk-free interest rate, (2) expected life, (3) expected volatility, and (4) expected dividends.

Note 14. Segment Information and Customer Concentration, page 90

5. Refer to your response to our comment 10. We believe that you meet the scope of FAS 131 under paragraph 9 since you are required to file financial statements with the Securities and Exchange Commission. Also, paragraph 17 of FAS 131 states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principals of the Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the areas noted in the paragraph. We do not believe that you meet criteria a or b of paragraph 17 of FAS 131 to aggregate your operating segments. For instance, it does not appear that defense operations would provide similar services or have a similar production process to information technology. Please provide, in disclosure type format, all the disclosures required by FAS 131 or clarify why this disclosure is not applicable.

Note 17. Commitments and Contingencies
Legal Proceedings, page 93
Joseph Hudert vs. Alion; Frank Stotmedister vs. Alion, page 94

6. Refer to your response to our comment 11. Please confirm that you will clarify what you mean by "St. Paul Travelers has assumed defense of these lawsuits subject to a reservation of rights to deny coverage" in future filings as provided in your response.

*   *   *   *

   Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

         Sincerely,

         Jim B. Rosenberg
         Senior Assistant Chief Accountant